Mail Stop 4561

June 5, 2007

Joseph P. Coschera
Chief Executive Officer
Information Systems Associates, Inc.
2120 SW Danforth Circle
Palm City FL 34990

>   **Re: Information Systems Associates, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed on April 27, 2007**
>   **File No. 333-142429**

Dear Mr. Coschera:

   We have reviewed your Form SB-2 and have the following comments in addition to the comments relating to the financial statements that were issued in our letter dated May 24, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you identified the initial filing as an amendment using the heading "SB-2/A" on the facing page. Please ensure that each amendment to the initial filing is properly identified using the heading. In this regard, your next amendment should be identified as Amendment No. 1 to Form SB-2.

Summary Information and Risk Factors, page 5

2. Please clarify whether you develop, package or market any of the elements of your product and services suite or whether your offerings are those of third parties, which you supply to

customers. We note your statement on page 27 that Information Systems Associates is a Value Added Reseller. To the extent your VAR status describes the majority of your core activities, this should be clearly described. In addition, identify more specifically what products and services you offer. Please note that where the comments regarding the summary section relate to the disclosure in the business section, appropriate revisions should be made in that section as well.

3. We note your inclusion of numerous acronyms on page 5 of the summary. For example, you refer to EAM, NCCI, CMMS, EAM, ERP, ROI, ROA. Please recall that the summary section is subject to the plain English principles and the unnecessary use of acronyms is discouraged. Further, your continued use of acronyms throughout the prospectus, such as KPIs, MTTR, OSPI, and VNDI, for example, appears to be avoidable. Please revise throughout the prospectus to eliminate as much as possible your reliance on acronyms.

4. We note your list of customers. Disclose the criteria you used in selecting the customers you identified by name both here and in the business section. Is there a minimum dollar value of sales you made to the companies you list, for example? We find no discussion elsewhere that you have any customers or group of customers who account for more than 10% of your revenues as of fiscal year end. Advise of the total percentage of revenues generated from each of the listed customers during the last fiscal year and most recent interim period and confirm that the customers listed are current customers.

5. Please include a brief background discussion of Aperture and the nature of your partnership relationship with Aperture. In this regard, we note your brief summary of the relationship on page 22. To the extent you have a contractual agreement with Aperture governing your partnership, please tell us what consideration you gave to filing it as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

6. Describe in greater detail the "Facilities solutions" you offer.

7. Under Offering, please explain why you have included a parenthetical "assumes no broker-dealers are paid a commission" regarding proceeds to Information Systems Associates. In this regard, we note that this is a selling shareholder initial public offering.

Risk Factors, page 8

8. Please revise the introductory paragraph to clarify that the risk factors listed constitute the material risks facing the company. Your reference to "certain" risks and your statement that the listing is not intended to be exhaustive may suggest that there are risks the company considers to be material that are not included. The risk factors should include all known material risks to the company. See Item 503 of Regulation S-B. Please revise.

9. In addition, please remove the third sentence advising potential investors to read the risk factors in conjunction with other cautionary statements made in the registration statement,

other public reports, annual reports and public announcements. The risk factors should be self-contained and readers should not be required to look to other documents to understand the full meaning of the risks you discuss.

There is a risk that our shares may not become quoted on the Over-the-Counter Bulletin Board, page 9

10. Please revise the risk factor subheading to state the risk more clearly from the point of view of the potential investor. It would appear that the primary risk to investors if your shares are not quoted on the OTCBB and are ultimately quoted on the pink sheets is that it will be more difficult for them to sell their shares.

Our preference shares could prevent or delay a takeover, page 13

11. Please revise the subheading to clarify that you have not issued any preferred shares to date.

Selling Security Holders, page 13

12. Please include the selling shareholder information required by Item 507 of Regulation S-B. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. We note your disclosure under Transactions Within Last Five Years regarding unregistered stock issuances for various consulting services.

13. Please disclose the natural persons who exercise sole or shared voting and/or investment power over each of the selling shareholder entities in the table. For those entities where you identify the owner or owners, please state further whether the owner(s) exercises sole or shared voting and/or investment power of the entity listed. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to our publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of our telephone interpretation manual.

Directors, Executive Officers, Promoters and Control Persons, page 17

14. Please consider relocating the Article III bylaw information that begins this section to the end of this section. Note that Item 401 of Regulation S-B requires that you identify the directors and executive officers, among other things, and it would be appropriate to prominently place the required information and provide supplemental information as necessary.

15. Please tell us who is serving in the role of chief financial officer and principal accounting officer. We note that the disclosure provided for Ms. Lucas refers to her experience as a systems engineer and business entrepreneur.

Transactions within the Last Five Years, page 20

16. It appears that you have attempted to respond to Item 15, Organization within Last Five Years, before it was amended. Please revise the disclosure to respond to the amended Item 15, Certain Relationships and Transactions and Corporate Governance, and to provide the information required by Item 407(a) of Regulation S-B. Please note that Item 404 of Regulation S-B has also been modified.

Description of Business, page 23

17. We note your disclosure on page 23 and in the summary section that you "plan to continue to operate as a computer software developer." Please clarify whether you consider your business to be in the development stage or otherwise explain the meaning of this phrase. Further, clarify whether you provide services through your "insurance sales business," as indicated in Note A to the financial Statements, and to what extent you "develop and deliver comprehensive asset management systems for … real estate … assets" and "real estate portfolio management." See the MD&A discussion on page 29.

18. Please revise the business section to more clearly explain the products and services you provide. Clarify whether each of the products you list, including Vista, Obtain 24/7, Vision FM, the Facilities Manager, AutoCAD and RackWise are products developed by you or by third parties. Where the products are obtained from third parties, discuss the nature of the business relationship with the third party and clearly describe the extent of Information Systems Associates' involvement in marketing and servicing any such products and discuss any revenue sharing agreements. Then for each product listed, revise to better explain what each product does. For instance, you state on page 25 that Rackwise services and products "deliver key features to simplify and reduce the time consumed [sic] designing, modeling and operating the physical infrastructure of your datacenter." It is not clear from this statement what Rackwise does. In addition the bulleted list that follows contains industry jargon that is not self-explanatory, such as "Auto-Build Visual Documentation From Imported Bill of Materials" and "General Detailed Datacenter and Rack Visualizations." Finally, clarify whether "On Site Physical Inventory" is a solution you currently offer. The business description should be revised so that it may be easily understood by someone not already familiar with your business and industry.

19. Please briefly define "SLA penalties" and "SANS." See pages 23-24.

20. Please provide disclosure regarding the number of total employees and the number of full-time employees. See Item 101(b)(12) of Regulation S-B. In this regard, we note your disclosure on page 18 that you have no significant employees other than your president and vice-president.

21. Given that you list only one partner, please consider whether the table on page 26 describing the partner and the "service or offering" is useful. Further, clarify what the

technology infrastructure solutions are that Forsythe Solutions Group provides and how they complement the products and services you offer.

Sales and Marketing, page 27

22. You state that you market your services primarily through referrals from your partners. We note your disclosure on page 26 identifying only one partner. (See comment 21 above.) Clarify whether you have more than one partner and, if so, describe them. If you are referring to different categories of partners, please explain.

Technology Platform, page 27

23. Please clarify which partner you are referring to in your statement that "Our partner's technology platform are [sic] based on Microsoft core applications . . . ." If you intended to refer to several partners, please revise the disclosure to clarify this and to describe the partners to whom you are referring.

Research and Development, page 28

24. Please explain what the focus of your research and development efforts was for the year ended December 31, 2006 as most of your disclosure appears to relate to research and development that you expect to undertake sometime in the future.

Competition, page 28

25. Please include a discussion of the principal competitive factors in your marketplace. In addition, provide your assessment of your competitive position with respect to each of these factors and your assessment of your position relative to your principal competitors with respect to each of the principal competitive factors. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. See Item 101(b)(4) of Regulation S-B.

Reports to Security Holders, page 28

26. Please note that the Commission's offices have changed. We are now located at 100 F Street NE, Washington, D.C. 20549.

Management's Discussion and Analysis, page 29

27. Please ensure that your description of your company and business are consistent with your descriptions elsewhere in the document, particularly the summary and business sections. It is unclear, for instance, why the "On Site Physical Inventory" solution is not discussed in detail in the business section if it is the solution around which your business is formed.

28. Explain your reference to the "first full year" with respect to potential revenue from your Data Collection services. If this service has not been offered in prior years and is considered a new product offering, this should be made clear in the business section and wherever discussed in the prospectus. Further, tell us the basis for projecting income of $500,000 from this revenue source. Do you have contracts, arrangements or agreements that you believe will generate income at that level? If not, what is the basis for this projection beyond discussions with prospective clients? To the extent you provide a projection or similar statement concerning future performance, you must provide sufficient support for your claim.

29. Please expand to discuss the nature of your joint venture with Visual Network Design, Inc. We note that you indicate elsewhere in the prospectus that you are a certified Value Added Reseller and application integrator for VNDI. Clarify whether your company is identified on services quotations submitted by VNDI along with other VARs of whether your business relationship with VNDI in this regard is exclusive.

30. Please provide support for your statement that with regard to "the relative pricing and functionality of your product and service offerings as compared with those of [y]our competitors," you consider your service offerings to be competitive. See page 30.

31. Please explain your statement on page 30 that the 1.4 million shares issued in connection with general management consulting and advisory services were valued based on the market price on the date of the stock grant or other measures given your disclosure that there has been no market for your shares to date.

Liquidity and Capital Resources, page 32

32. Please provide a brief outline of the material terms of the line of credit with First Citizens Bank and indicate the amount outstanding, if any, under the credit line.

Executive Compensation, page 36

33. Please note that narrative disclosure to the summary compensation table is required where necessary to an understanding of the information disclosed in the table. We note that bonuses were issued to both of the named executive officers. Please discuss the basis for the bonus issuances and identify the person(s) responsible for authorizing the bonuses. See Item 402(c) of Regulation S-B.

Part II

Undertakings

34. The undertakings set forth in Item 512 of Regulation S-B have been recently revised. Please update to include the currently required undertakings outlined in paragraph 512(g)(1)

or (g)(2) of Regulation S-B, as appropriate. Note that paragraph 512(g)(i) relates to issuers relying on Rule 430B and 512(g)(ii) relates to issuers relying on Rule 430C.

Legality Opinion

35. The opinion indicates that the shares being opined upon have been validly authorized but notes that the shares "will, when sold as contemplated by the Registration Statement, be legally issued, fully paid and non-assessable." It appears from this language that the shares covered by the registration statement may not have been issued as yet. In light of the fact that the registration statement relates to the resale of shares that should have been issued, please clarify this statement.

Signatures

36. Please indicate who is signing in the capacity of principal financial officer and principal accounting officer or controller. See Instruction 1 to the Signatures section on Form SB-2.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Davis at 202-551-3408 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 772-286-3031
        Information Systems Associates, Inc.

Joseph P. Coschera
Information Systems Associates, Inc.
June 4, 2007
Page 8